January 26, 2006

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o Incorp Services Inc.
6075 S. Eastern Avenue, Suite 1
Las Vegas, Nevada 89119-3146

	Re:	General Steel Holdings, Inc.
Registration Statement on Form SB-2
Filed January 19, 2006
File No. 333-131141

Dear Mr. Yu:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a request for withdrawal of the filing.


      Sincerely,



      Pamela A. Long
      Assistant Director


cc:	Howard H. Jiang, Esq.
	Baker & McKenzie LLP
	805 Third Avenue
	New York, NY 10022
??

??

??

??





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE